                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                December 7, 2000


                             ASM INTERNATIONAL N.V.
                 (Translation of registrant's name into English)

                               JAN VAN EYCKLAAN 10
                                3723 BC BILTHOVEN
                                 THE NETHERLANDS
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                            Form 20-F X   Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes ______  No X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________.]

Table of Contents:

                                                                             Page
Consolidated Balance Sheets as of December 31, 1999
         and September 30, 2000 (unaudited) ............................       3

Consolidated Statements of Operations for the Quarter and Nine-Month
         Periods ended September 30, 1999 and 2000 (unaudited) .........       4

Consolidated Statements of Comprehensive Income for the Quarter and
         Nine-Month Periods ended September 30, 1999 and 2000
         (unaudited) ...................................................       5

Consolidated Statement of Shareholders' Equity for the Nine-Month Period
         ended september 30, 2000 (unaudited) ..........................       5

Consolidated Statement of Cash Flows for the Quarter and Nine-Month
         Periods ended September 30, 1999 and 2000 (Unaudited) .........       6

Notes to Financials ....................................................       7

Management's Discussion and Analysis of Financial Condition and
         Results of Operations .........................................      14

Market Risk Disclosure .................................................      19

Cautionary Factors .....................................................      20

Incorporation by Reference .............................................      22

Exhibit List ...........................................................      22

Signatures .............................................................      23


As used in this report, the terms "we," "us," "our" and "ASM International" mean ASM International N.V. and its subsidiaries, unless the context indicates otherwise.

                             ASM INTERNATIONAL N.V.
                           CONSOLIDATED BALANCE SHEETS


----------------------------------------------------------------------------------------------------------------------
(thousands except share data)                                                                  In Euro
----------------------------------------------------------------------------------------------------------------------
                                                                    December 31,         September 30,
----------------------------------------------------------------------------------------------------------------------
Assets                                                                 1999                      2000
----------------------------------------------------------------------------------------------------------------------
                                                                       (note A)              UNAUDITED
Cash and cash equivalents                                               14,153                127,387
Marketable securities                                                    5,709                  1,080
Accounts receivable, net                                               149,115                246,090
Inventories, net, (note B)                                             107,280                160,499
Other current assets                                                    15,844                 21,385
----------------------------------------------------------------------------------------------------------------------
Total current assets                                                   292,101                556,441
Property, plant and equipment, net (note C)                            127,176                173,824
Intangible assets, net (note D)                                          5,758                 74,392
----------------------------------------------------------------------------------------------------------------------
Total Assets                                                           425,035                804,657
======================================================================================================================
Liabilities and Shareholders' Equity
----------------------------------------------------------------------------------------------------------------------

Notes payable to banks (note E)                                         22,667                  6,627
Accounts payable                                                       108,922                173,160
Accrued expenses                                                        48,566                 68,020
Advance payments from customers                                          4,595                 14,778
Income taxes                                                             3,887                 20,708
Current portion of long-term debt (note F)                              36,944                 34,561
Current portion of subordinated debt (note G)                           52,285                    681
----------------------------------------------------------------------------------------------------------------------
Total current liabilities                                              277,866                318,535

Long-term debt (note F)                                                  7,997                 61,624
Deferred income taxes                                                    3,490                  4,495
----------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                      289,353                384,654

Minority interest in subsidiary                                         70,130                116,648

Shareholders' Equity:

Common shares
 Authorized 60,000,000 shares, par value Nlg .01,
 issued and outstanding 40,107,784 and 48,791,846 shares                   182                    221
Financing preferred shares, issued none                                     --                     --
Preferred shares, issued none                                               --                     --
Capital in excess of par value                                         103,443                252,572
Retained (deficit) earnings                                            (35,454)                32,460
Accumulated other comprehensive (loss)income                           (2,619)                 18,102
----------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                              65,552                303,355
----------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                             425,035                804,657
======================================================================================================================


    See "Notes to the Unaudited Consolidated Interim Financial Statements."

                             ASM INTERNATIONAL N.V.
                      CONSOLIDATED STATEMENTS OF OPERATIONS



---------------------------------------------------------------------------------------------------------------------------
(thousands, except per share data)                                                                    In Euro
---------------------------------------------------------------------------------------------------------------------------
                                                        Three months ended                  Nine months ended
                                                           September 30,                       September 30,
---------------------------------------------------------------------------------------------------------------------------
                                                       1999             2000                1999              2000
---------------------------------------------------------------------------------------------------------------------------
                                                     UNAUDITED        UNAUDITED           UNAUDITED         UNAUDITED
Net sales                                             111,826           251,140             261,113           672,059
Cost of sales                                         (64,719)         (137,270)           (154,997)         (374,970)
---------------------------------------------------------------------------------------------------------------------------
Gross profit                                           47,107           113,870             106,116           297,089

Operating expenses:
Selling, general and administrative costs             (17,553)          (38,649)            (52,006)         (107,189)
Research and development                              (12,991)          (18,657)            (32,828)          (50,738)
Amortization of intangibles                              (107)           (1,899)               (107)           (2,334)
---------------------------------------------------------------------------------------------------------------------------
   Total operating expenses                           (30,651)          (59,205)            (84,941)         (160,261)
---------------------------------------------------------------------------------------------------------------------------
Earnings from operations                               16,456            54,665              21,175           136,828
Net interest and other financial (expenses)
   income                                              (2,187)              902              (7,662)              340
---------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes and minority
   interest in net earnings of subsidiary              14,269            55,567              13,513           137,168
Income taxes                                           (1,492)           (7,067)             (1,782)          (17,578)
---------------------------------------------------------------------------------------------------------------------------
Earnings before minority interest in
  net earnings of subsidiary                           12,777            48,500              11,731           119,590
Minority interest in net earnings of
   subsidiary                                          (5,459)          (19,846)            (10,507)          (51,676)
---------------------------------------------------------------------------------------------------------------------------
Net earnings                                            7,318            28,654               1,224            67,914
===========================================================================================================================
Net earnings per share:
   Basic                                                 0.19              0.59                0.03              1.47
   Diluted (1)                                           0.18              0.58                0.03              1.42
---------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares (note K)
   Basic                                               37,078            48,773              36,389            46,143
   Diluted (1)                                         41,707            49,764              36,990            47,977
---------------------------------------------------------------------------------------------------------------------------


(1) The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually (see note K).


     See "Notes to the Unaudited Consolidated Interim Financial Statements."

                             ASM INTERNATIONAL N.V.
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


-------------------------------------------------------------------------------------------------------------------
(thousands, except per share data)                                                         In Euro
-------------------------------------------------------------------------------------------------------------------
                                                Three months ended              Nine months ended
                                                  September 30,                  September 30,
-------------------------------------------------------------------------------------------------------------------
                                               1999           2000           1999           2000
-------------------------------------------------------------------------------------------------------------------
                                              UNAUDITED      UNAUDITED      UNAUDITED      UNAUDITED
Net earnings                                   7,318         28,654          1,224         67,914
Other comprehensive income:
Exchange rate changes for the period            (295)        19,631          4,327         20,721
-------------------------------------------------------------------------------------------------------------------

Total other comprehensive income                (295)        19,631          4,327         20,721

-------------------------------------------------------------------------------------------------------------------
Comprehensive income                           7,023         48,285          5,551         88,635
-------------------------------------------------------------------------------------------------------------------



                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


------------------------------------------------------------------------------------------------------------------------------------
 (thousands, except for number of common shares)                                                                      In Euro
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     Accumulated         Total
                                       Number of                      Capital in      Retained       other com-         Share-
                                        common          Common         excess of       earnings      prehensive        holders'
                                        shares          shares         par value      (deficit)       income (loss)     Equity
------------------------------------------------------------------------------------------------------------------------------------
                                      UNAUDITED        UNAUDITED       UNAUDITED      UNAUDITED       UNAUDITED        UNAUDITED
Balance December 31, 1999             40,107,784           182         103,443         (35,454)         (2,619)          65,552

Issuance of common shares:
  For stock options                      896,105             4           3,213              --              --            3,213
  Financing fees structured
    equity line                               --            --          (1,152)             --              --           (1,152)
  Exercise of warrants                 3,537,957            16          27,514              --              --           27,530
  Public offering                      4,250,000            19         119,554              --              --          119,573
Net earnings                                  --            --              --          67,914              --           67,914
Exchange rate changes for the
  period                                      --            --              --              --          20,721           20,721
-----------------------------------------------------------------------------------------------------------------------------------
Balance September 30, 2000            48,791,846           221         252,572          32,460          18,102          303,355
-----------------------------------------------------------------------------------------------------------------------------------


     See "Notes to the Unaudited Consolidated Interim Financial Statements."

                             ASM INTERNATIONAL N.V.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------------------------------------------
(thousands)                                                    In Euro                              In Euro
-----------------------------------------------------------------------------------------------------------------------------------
                                                          Three months ended                   Nine months ended
                                                             September 30,                       September 30,
-----------------------------------------------------------------------------------------------------------------------------------
                                                    1999                   2000             1999              2000
-----------------------------------------------------------------------------------------------------------------------------------
                                                 UNAUDITED                UNAUDITED       UNAUDITED          UNAUDITED
Cash flows from operating activities:
   Net earnings                                      7,318                  28,654            1,224            67,914
   Depreciation and amortization                     6,984                  10,658           19,236            27,489
   Deferred income taxes                              (134)                    858              341             1,005
   Minority interest in net earnings of
     subsidiary                                      5,459                  19,846           10,507            51,676
   Changes in other assets and liabilities         (14,007)                 (8,772)         (27,255)          (45,039)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating
     activities                                      5,620                  51,244            4,053           103,045
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Net capital expenditures                         (4,874)                (17,075)          (9,771)          (54,260)
   Acquisitions of shares from minority
     shareholders                                       --                 (70,860)              --           (75,461)
   Proceeds from sale of marketable
     securities                                         --                   5,165            1,854             5,165
-----------------------------------------------------------------------------------------------------------------------------------
Net cash (used in) investing activities               (4,874)              (82,770)          (7,917)         (124,556)
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Proceeds from issuance of shares                      168                   218              182           126,765
   Proceeds from long-term debt and
     Subordinated debt                                 1,763                74,461            2,146            78,443
   Repayment of long-term debt and
     subordinated debt                              (2,442)                 (2,910)          (8,043)          (65,664)
   Other financing activities                         (956)                 (6,987)          (2,645)          (24,990)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing
     activities                                     (1,467)                 64,782           (8,360)          114,554
Exchange rate effects                               (5,122)                 17,046            1,846            20,191
-----------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash
     equivalents                                    (5,843)                 50,302          (10,378)          113,234
-----------------------------------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information
Cash paid during the period for:
   Interest                                          3,536                    (749)           9,245             2,423
   Income taxes                                        248                     660             (343)             (248)
-----------------------------------------------------------------------------------------------------------------------------------
Non cash investing activities:
   Acquisition of business through issuance
     of convertible note                            (3,868)                     --           (3,868)               --
Non cash financing activities:
   Exercise of warrants and subsequent
     conversion of subordinated notes into
     common shares                                   6,676                      --           13,413            23,555
-----------------------------------------------------------------------------------------------------------------------------------


     See "Notes to the Unaudited Consolidated Interim Financial Statements."

                             ASM INTERNATIONAL N.V.

        NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (amounts in thousands of Euros, except per share and other data, unless otherwise stated)

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ASM International N.V. ("ASMI" or "the Company") is a corporation domiciled in the Netherlands with principal operations in Europe, the United States, Southeast Asia and Japan.

    The accompanying condensed financial statements (hereinafter referred to as the "Interim Financial Statements") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

    The Interim Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company's management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The results of operations for the three months ended September 30, 2000 and nine months ended September 30, 2000 may not necessarily be indicative of the operating results that may be incurred for the entire fiscal year.

    The December 31, 1999 balance sheet was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These Interim Financial Statements should be read in conjunction with the consolidated balance sheets of ASM International N.V. as of December 31, 1999 and 1998, and the related consolidated statements of operations, comprehensive income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 1999.

    New Accounting Pronouncements - In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. In June 2000, the SEC issued SAB 101B, "Second Amendment:
Revenue Recognition in Financial Statements." SAB 101B delays the implementation of SAB101 until no later than the fourth quarter of the fiscal years beginning after December 15, 1999. The Company is currently assessing the impact of the statements on its financial position, results of operations and cash flows.

NOTE B: INVENTORIES


                                   Dec. 31, 1999         Sept. 30, 2000
                                   -------------         --------------
Components and raw materials              41,052                 72,758
Work in process                           50,612                 68,129
Finished goods                            15,616                 19,612
--------------------------------------------------------------------------------
Inventories                              107,280                160,499
--------------------------------------------------------------------------------


NOTE C: PROPERTY, PLANT & EQUIPMENT


                                                   Total
                                                   -----
At cost:
    Balance January 1, 2000                      276,119
    Capital expenditure                           56,281
    Retirements and sales                         (7,752)
    Translation effect                            34,491
-------------------------------------------------------------------------------
Balance September 30, 2000                       359,139
-------------------------------------------------------------------------------

Accumulated depreciation:
    Balance January 1, 2000                      148,943
    Depreciation                                  23,744
    Retirements and sales                         (5,654)
    Translation effect                            18,282
-------------------------------------------------------------------------------
Balance September 30, 2000                       185,315
-------------------------------------------------------------------------------

Property, plant & equipment, net:
    January 1, 2000                              127,176
    September 30, 2000                           173,824

Useful lives in years:
    Buildings and improvements                  25 years
    Machinery and equipment                     2-10 years
    Furniture and fixtures                      2-10 years

NOTE D: INTANGIBLE ASSETS


Goodwill at cost January 1, 2000                               6,202
Acquired                                                      65,062
Translation effect                                             5,958
--------------------------------------------------------------------------------
Balance  September 30, 2000                                   77,222
--------------------------------------------------------------------------------

Accumulated amortization goodwill at January 1, 2000             444
Amortization                                                   2.326
Translation effect                                                 60
--------------------------------------------------------------------------------
Balance September 30, 2000                                     2,830
--------------------------------------------------------------------------------
Goodwill, net
       January 1, 2000                                         5,758
       September 30, 2000                                     74,392


    Following the issuance of common shares under the ASM Pacific Technology Ltd. Employee Incentive Scheme in March 2000, the Company's shareholding in ASM Pacific Technology Ltd. ("ASMPT") dropped slightly below 50%. In various transactions in April and June, the Company acquired 0.3% of the outstanding common shares of ASMPT, thereby restoring its total share holding in that company to over 50%. Throughout this entire period, the Company maintained control over ASMPT.

    On July 6, 2000, the Company completed the purchase of approximately 4.7% of the outstanding common shares in ASMPT. As from July 6, 2000, the shareholding in ASMPT amounts to 54.9% of the outstanding common shares.

The amortization period for the acquired goodwill is 10 years.


NOTE E: NOTES PAYABLE TO BANKS


                              Dec. 31, 1999      Sept. 30, 2000
                              -------------      --------------
The Netherlands                       12,223                   --
Japan                                10,274                5,935
Hong Kong                               170                  692
--------------------------------------------------------------------------------
                                     22,667                6,627
--------------------------------------------------------------------------------

NOTE F: LONG-TERM DEBT


                                                           Dec. 31, 1999           Sept. 30, 2000
                                                           -------------           --------------
Term Loans:
       The Netherlands, 5.16-6.75%, due 2000                      24,958                   --
                  US $ facility 8.65%, due 2002                       --               79,019
       Japan, 1.7-3.3%, due 2005 - 2006                              800                6,058
       Hong Kong, 7.3-7.5%, due 2000                              10,975                2,290
       Finland, 1.0-3.0%, due 2004 - 2005                          2,545                3,386

Mortgage loans:
       The Netherlands, 5.35-6.75%, due 2007 - 2026                2,121                1,935
       Japan, 2.75, due 2005 - 2006                                3,232                3,080

Lease commitments, 5.75-9.23%, due 2002                              310                  417
====================================================================================================================================
                                                                  44,941               96,185
Current portion                                                   36,944               34,561
====================================================================================================================================
                                                                   7,997               61,624
---------------------------------------------------------------------------------------------


    On July 6, 2000, the Company entered into two financing arrangements. Pursuant to the first such financing arrangement, the Company received a two-year credit facility of US$75 million, carrying a variable interest rate linked to Interbank Offered Rates and secured by substantially all of the Company's shareholding in ASMPT; $69 million of this facility was drawn down and the funds were used to purchase the additional shares in ASMPT (see Note D). The facility has a quarterly repayment schedule.

    Pursuant to the second facility, the Company entered into a Structured Equity Line (the "Line") with an investor, who is an affiliate of the bank providing the credit facility, mentioned immediately above. Under the Line, the Company can issue, with intervals of at least five business days between two issuances, common shares to the investor in amounts not exceeding US$10 million and for a total not exceeding US$140 million. The investor has committed to purchase these shares at market price, which is defined as the volume weighted average price of five trading days preceding the date of issuance, minus a discount of 4.5%. The investor is not obligated to purchase shares if the purchase would cause the aggregate number of common shares in the Company owned by the investor, including those purchased during the previous 60 days, to exceed 9.9% of all of the issued and outstanding common shares of the Company. The investor is also under no obligation to purchase newly issued shares under the Line in the event that the effectiveness of the Company's registration statement is withdrawn, certain conditions precedent to the Line are not satisfied or certain covenants are not complied with. The Company is obligated to register their shares issuable under the Line with the Securities and Exchange Commission. The investor has agreed to extend the date by which such registration must be effective until mid-February, 2001.

    Under the Line, the investor has certain call rights in the event of a collateral value shortfall under the credit facility. In such case, the investor may require the Company to issue new common shares and apply the proceeds to payment of the outstanding loan under the credit facility, such that the proceeds are sufficient to cure the collateral value shortfall.

    The long-term facilities offered by the Japanese banks to ASM Japan are collateralized by the real estate and other assets of ASM Japan, with guarantees provided by the Company. In Hong Kong, ASMPT's term loan is collateralized by the machinery it covers. ASMPT is precluded to provide loans and advances other than trade receivables in the normal course of business, to other ASM units under the rules of the Stock Exchange of Hong Kong. There are no guarantees from ASMPT to secure indebtedness of the Company; nor does the Company provide guarantees for the borrowings of ASMPT. In the U.S.A., the long-term obligations relate to lease commitments on property, equipment and machines.

NOTE G: SUBORDINATED DEBT


                                                                Dec. 31, 1999     Sept. 30, 2000
                                                                -------------     --------------
Current:
       Subordinated loans:
            De Nationale Investeringsbank N.V ("NIB")                2,042            681
            Related party                                            1,361             --
            Applied Materials Inc.                                  33,744             --
       6% zero-coupon debentures                                    15,138             --
==============================================================================================
                                                                    52,285            681
-----------------------------------------------------------------------------------------


    The subordinated loan from NIB carries interest at 8.25%. Repayments on the outstanding balance of NLG 1.5 million will be on December 31, 2000.

    On October 1, 1999, the Company issued US$20 million, five-year, zero-coupon debentures. The debentures were discounted at 6% annual interest; the Company received net proceeds of US$14.9 million. As part of the debenture agreement, the investors received 2,037,957 non-detachable warrants and 200,000 supplemental warrants on common shares of the Company with an exercise price of US$9.81 per share, a premium to market at the date of issuance of 20%. In February 2000, the Company called the exercise of the 2,037,957 warrants and cancelled the debentures in partial payment of the exercise price of the warrants. The remaining portion of the exercise price of the warrants was fulfilled by the investors contributing US$4.8 million in cash.

    In March 2000, Applied Materials exercised 1,500,000 warrants to purchase commons shares in ASM. The proceeds of the warrants were used to reduce the outstanding balance of the subordinated loan. The remaining balance was repaid on April 12, 2000 (see note J).


NOTE H: RESTRUCTURING

    During the first quarter of 1999, the Company decided to close its manufacturing activities for wafer processing equipment in the United States and in combination therewith to outsource to third parties the manufacturing of substantially all parts previously manufactured in-house. Concurrently, the United States assembly and test activities were combined with those in Europe. This resulted in a reduction in the Company's number of employees in the United States by approximately 75 and in the vacation of certain facilities. Approximately 50 new positions were created in Europe. The Company incurred a one-time restructuring charge, covering employee terminations, write-offs and occupancy costs of E 3.9 million associated with these decisions.

    In the first half of 2000, the global demand for wafer processing equipment and, as a consequence, the assembly and final testing activities of such equipment, increased sharply when compared to the same period in 1999. The Company's European facilities and the Company's third party subcontractors had difficulty in coping with the much higher volumes. Consequently, the Company decided to partially reverse its earlier decision and reopened facilities that were vacated under the 1999 restructuring program.

    As a consequence, part (E 1.6 million) of the restructuring provision was taken into the Consolidated Statement of Operations for the three months ended June 30, 2000 and nine months ended September 30, 2000.

NOTE I: MATERIAL CONTINGENCIES

         Effective October 31, 1997, the Company, Advanced Semiconductor Materials America, Inc. and Epsilon Technology, Inc. (collectively 'ASM') and Applied Materials, Inc. ('Applied Materials') signed an agreement that resolved all outstanding legal disputes with Applied Materials and dismissed with prejudice all pending litigation between the companies.

    The settlement required the Company to pay Applied Materials US$80 million in the form of a convertible note due November 2, 1998 against which the Company paid US$15 million in November 1997.

    Effective December 16, 1998, following the restructuring of the convertible note, ASM and Applied Materials entered into an amended settlement agreement, the terms of which are not materially different from the agreement dated October 31, 1997. The changes included the conversion of ASM's covenants not to sue into licenses and an increase in certain TEOS related royalties.

    The settlement agreement provides a cross license between the parties of the patents in suit and certain other CVD and TEOS patents and requires ASM to pay an ongoing royalty on certain semiconductor equipment for epitaxial and plasma TEOS technologies. The settlement also provides covenants not to sue for patent infringement for periods up to five years from the date of the settlement for certain semiconductor systems and applications that are essentially unchanged from those commercially available on July 1, 1997. If at the end of a covenant period the product or application is no longer infringing, Applied Materials cannot recover more than a reasonable royalty from the Company retroactive to October 31, 1997. Applied Materials may not recover damages for such products that were sold prior to October 31, 1997.

    ASM and Applied Materials also represented and warranted that as of October 31, 1997, neither party was aware of any infringement of its patents by the other party except for the patents that were asserted in the lawsuits that were resolved by the settlement. The original settlement agreement was filed with the United States Securities Exchange Commission on a 6-K/A on November 18, 1997. The amended settlement agreement was filed on a 6-K/A on February 11, 1999.

    In March, 2000, Applied Materials exercised its warrants to purchase 1,500,000 common shares in ASM. The proceeds of the warrants were used to reduce the outstanding balance of the subordinated note the Company received from Applied Materials, as part of the settlement agreement. On April 12, 2000, the Company paid the outstanding balance of the note.

NOTE K: EARNINGS PER SHARE

    The following represents a reconciliation of net earnings and weighted average number of shares outstanding (in thousands) for purposes of calculating basic and diluted net earnings per share:


------------------------------------------------------------------------------------------------------------------------------------
                                                                  Three months ended          Nine months ended
                                                                     September 30,               September 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                                1999             2000        1999 (1)        2000
------------------------------------------------------------------------------------------------------------------------------------
Net earnings used for purpose of
   computing basic earnings per share                          7,318           28,654        1,224          67,914

After-tax equivalent of interest expense
   on convertible notes and exercisable
   warrants                                                      276               31           --             404
------------------------------------------------------------------------------------------------------------------------------------
Net earnings used for purposes of
   computing diluted net earnings per
   share                                                       7,594           28,685        1,224          68,318
------------------------------------------------------------------------------------------------------------------------------------

Basic weighted average number of shares
   outstanding at the end of period used
   for purpose of computing basic earnings
   per share                                                  37,078           48,773        36,389         46,143

Dilutive effect of stock options                                 730              791           601            860
Dilutive effect of convertible notes and
   exercisable warrants                                        3,899              200             -            974
------------------------------------------------------------------------------------------------------------------------------------
Dilutive weighted average number of
   shares outstanding                                         41,707           49,764        36,990         47,977
------------------------------------------------------------------------------------------------------------------------------------

Net earnings per share:
   Basic                                                        0.19             0.59         0.03            1.47
   Diluted                                                      0.18             0.58         0.03            1.42
------------------------------------------------------------------------------------------------------------------------------------


(1) 4,517 stock-equivalents in convertible notes and exercisable warrants were not included in the computation of diluted earnings per share for the nine months ended September 30, 1999 as the effect would be anti-dilutive.


NOTE L: SUBSEQUENT EVENTS

On September 6, 2000, the Company filed a registration statement on Form F-3 with the Securities and Exchange Commission to register the shares, issuable under the Structured Equity Line it entered into on July 6, 2000 (see note F). In response to certain structuring concerns of the SEC, the registration statement was voluntarily withdrawn on October 12, 2000. The Company and the investor are currently addressing the concerns of the SEC and a new registration statement will be filed in due course.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion together with the financial statements and other financial information included in this Form 6-K. This Form 6-K contains forward-looking statements that involve risks and uncertainties.
Overview

We are a leader in the design, manufacture and sale of equipment and solutions used to produce semiconductor devices. Our production equipment and solutions are used by both the front-end and back-end segments of the semiconductor market. We were incorporated under the laws of the Netherlands in 1968. Throughout our history, we have conducted business through subsidiaries located worldwide. We established our operations in Hong Kong in 1975, in the United States in 1976, in Japan in 1982, and in Finland in 1999 through the acquisition of Microchemistry Ltd. We completed our initial public offering in the United States in 1981 and secondary public offerings in the United States in 1983, in the Netherlands in 1996, and in the United States and the Netherlands in 2000. Our common shares are listed on the AEX-Stock Exchange in Amsterdam and the Nasdaq National Market in the United States.

Results of Operations

Nine Months Ended September 30, 2000 Compared To Nine Months Ended September 30, 1999

Net sales. Continuing a trend established in mid 1999, the net sales increased in 2000. Net sales for the three months ended September 30, 2000 amounted to E
251.1 million, compared to E 111.8 million in the third quarter of 1999, resulting in an increase of 125% in net sales. Consolidated net sales were E
672.1 million, an increase of 157% for the nine months ended September 30, 2000 when compared to the same period in 1999. This growth was primarily driven by sales of our Eagle-10 and our epitaxy product lines in our front-end business and by sales of bonder equipment in our back-end.

Gross profit. The trend in rising gross profit margins also continued in the third quarter of 2000. The gross profit margin for the third quarter of 2000 amounted to 45.3% of net sales, compared to 42.1% of net sales in the same period of 1999, an improvement of 3.2%.Our consolidated gross profit was 44.2% of net sales in the nine months ended September 30, 2000, compared to 40.6% of net sales in the same period of 1999. The improvement was achieved primarily by our back-end segment, through manufacturing efficiency related to increased volumes and partly through better pricing conditions for our products.

Selling, General and Administrative Costs. Throughout this year, we have been investing in the expansion of our support and our overhead departments in order to handle increased product and order volumes. Staff levels increased from 2,400 as of December 31, 1999 to approximately 3,050 at the end of September 2000. The consolidated selling, general and administrative expenses increased from E 48.1 million in the nine months ended September 30, 1999 (excluding restructuring charges of E 3.9 million) to E 107.2 million in the same period in 2000. But, as a percentage of net sales, selling, general and administrative expenses decreased from 18.4% for the first nine months of 1999 to 15.9% for the same period of 2000.

Research and Development. Investments in research and development concentrated on the products that have pushed our progress during the last three years. In our front-end, our investments in research and development concentrated on high-k dielectrics, low-k dielectrics, ALCVD and 300mm process applications while in back-end, our concentration was on performance improvements and 10 new or upgraded products have been released or are scheduled to be released in 2000. The consolidated research and development expenses amounted to E 50.7 million or 7.5% of net sales for the third quarter of 2000 compared to E 32.8 million or 12.6% of net sales for the same period of 1999. The absolute investments in research and development increased by 55%, but they declined as a percentage of net sales due to the 157% increase in the net sales.

Net Interest and Other Financial Income (Expenses). Net interest and other financial income (expenses) changed from an expense of E 7.7 million in the nine months ended September 30, 1999 to a net income of E 0.3 million in the same period in 2000. Interest costs declined due to the repayment of short-term loans with the proceeds of a public offering of common shares we completed in April of 2000 and with the cash flow generated from operations. In addition, the strength of the US Dollar and the Hong Kong Dollar versus the Euro, our reporting currency, resulted in transaction exchange gains.

Taxes. We paid E 0.2 million in taxes during the nine months ended September 30, 2000, compared to E 0.3 million in the same period in 1999. As of December 31, 1999, we had E 275 million in net operating loss carryforward, which we can apply against future earnings reported in the United States and the Netherlands.

Net Earnings. Net earnings for the third quarter of 2000 almost quadrupled and amounted to a record of E 28.7 million or E 0.58 diluted net earnings per share. This compares to net earnings of E 7.3 million for the same period in 1999, or E
0.18 diluted net earnings per share. Our net earnings in the nine months ended September 30, 2000 were approximately E 67.9 million compared to net earnings of E 1.2 million in the same period of 1999. Because our current backlog of orders comprises about three months of activity to our back-end operation and six months of activity for our front-end operations, we believe that diluted net earnings in the fourth quarter of 2000, after deduction of amortization of intangible assets, may amount to E 0.62-0.64 per share. Our prediction is based on an assumption that our backlog orders are filled and accepted by our customers as scheduled.

Earnings from operations, after deduction of amortization of intangible assets of E 1.9 million, amounted to E 54.7 million in three months ended September 30, 2000, compared to E 16.5 million in the same period in 1999. For the nine months ended September 30, 2000, earnings from operations amounted to E 136.8 million, after deduction of E 2.3 million in amortization of intangibles. Earnings from operations in the same period last year amounted to E 21.2 million. The operations margin (earnings from operations before amortization of intangibles as a percentage of net sales) improved to 22.5% in the third quarter of 2000 and 20.7% for the nine months ending September 30, 2000, compared to 14.8% and 9.6% (before restructuring charges of E 3.9 million related to a concentration of manufacturing activities in the first quarter of 1999), respectively, in the same periods last year.

Backlog. New orders received in the third quarter of 2000 amounted to E 346 million, a new record for the Company, surpassing the previous record of E 304 million that was achieved in the first quarter of this year. The growth in new orders in the third quarter came from the front-end segment of the market. Our backlog of orders booked increased from approximately E 183.7 million as of December 31, 1999 to approximately E 431.2 million as of September 30, 2000, of which a substantial majority is scheduled for delivery in the fourth quarters of 2000. Our backlog consists of orders of products by purchase orders or letters of intent for future periods, typically for up to the next year. In markets such as Japan, it is common practice for letters of intent to be used in place of firm purchase orders. We sometimes allow customers to cancel or reschedule deliveries. In addition, purchase orders are subject to price negotiations and changes in quantities of products ordered as a result of changes in customers' requirements. Depending on the complexity of an order, we generally ship our products from one to six months after receipt of an order. We include in the backlog only orders for which a delivery schedule has been specified and to which the customer has assigned an order number.

Our backlog comprises approximately three months of activity for our back-end business and over 6 months of orders for front-end business. Further, our ongoing discussions with customers on their technology development and their expansion plans have led to continued robust quoting activity. This gives us sufficient confidence in our outlook to invest in additional manufacturing and assembly capacity.

Liquidity and Capital Resources.

Our liquidity is affected by many factors, some of which are related to our ongoing operations and others of which are related to the semiconductor and semiconductor equipment industries and to the economies of the countries in which we operate. Although our cash requirements will fluctuate based on the timing and extent of these factors, we believe that cash generated by operations, together with the liquidity provided by our existing cash resources and the arrangements governing our current indebtedness, will be sufficient to fund working capital, capital expenditures and other ongoing business requirements.

At September 30, 2000, our principal sources of liquidity consisted of E 127.4 million in cash and cash equivalents and E 81.5 million in undrawn bank lines. Approximately E 84.5 million of the cash and cash equivalents and E 48.0 million of the undrawn bank lines are restricted to use in our back-end operations.

During the nine months ended September 30, 2000, the net cash in flow from operating activities amounted to E 103.0 million, compared to a net inflow of E
4.1 million for the same period in 1999. The improvement was primarily driven by higher earnings. During this nine month period in 2000, we invested approximately E 56.3 million in capital equipment and facilities to increase our manufacturing and assembly capacity, particularly to complete new plants in Malaysia and China. In July 2000, we completed the purchase of approximately 5% of the outstanding shares in ASM pacific Technology Ltd, bringing our total shareholding in this company to 54.9%. The investment, including some smaller purchases of shares in April and May of this year, amounted to E 75.5 million. The purchase was funded with cash and with the proceeds of a two-year, US$ 75 million loan facility, of which US$ 69 million was taken down. The loan is secured by our shareholding in ASM pacific Technology.

In April 2000, we completed a public offering of common shares, which gave us net proceeds of approximately E 126.5 million. We used E 76.8 million of these proceeds for repayment of loans. Following the repayment, the assets securing these loans have been released from their liens.

The front-end business finances its operations from the cash flows derived from its business activities and from collateralization of fixed and current assets. Back-end operations are entirely self-financed by ASM Pacific Technology. The cash resources and borrowing capacity of ASM Pacific Technology are not available to our front-end operations.

We support borrowings of our front-end subsidiaries with guarantees. We have also mortgaged our land and buildings to secure our front-end borrowings. We have also pledged all of our shareholding in ASM Pacific Technology. The market value of our investment in ASM Pacific Technology at the end of September 2000 was approximately E 540.8 million, which is substantially higher than the market value at the end of 1999, which was approximately E 333.9 million.

Subsequent Developments

In connection with the $75 million loan facility, we entered into an equity line of credit with Canadian Imperial Holdings, Inc. ("CIHI"), an affiliate of the lender, pursuant to which we have the right to sell up to an aggregate of $140 million of newly issued shares to CIHI from time to time over a two year period. Pursuant to the equity line, we are required to register with the U.S. Securities and Exchange Commission ("SEC") $140 million of our common shares for offer and sale pursuant to the equity line. The registration statement must remain in effect for the duration of the equity line. CIHI is under no obligation to purchase our newly issued common shares under the equity line if effectiveness of our registration statement is withdrawn, certain conditions precedent to the equity line are not satisfied or certain covenants are not complied with.

We have filed a registration statement on September 6, 2000, but, addressing concerns of the SEC, have voluntarily withdrawn this statement on October 12. We are working with CIHI to amend the structure of the transaction to comply with the comments of the SEC. A new registration statement will be filed in due course. Until the registration statement is filed and declared effective by the SEC, we are unable to issue shares under this equity line of credit.


                             Market Risk Disclosure

We are exposed to currency fluctuations, most notably fluctuations of the United States dollar, the Hong Kong dollar and the Japanese yen against the Euro. To the extent that these fluctuations affect the value of our investments in our affiliates, they are not hedged. The cumulative effect of these fluctuations is separately reported in shareholders' equity and in the nine months ended September 30, 2000 showed a positive movement of E 20.7 million.

Currency. Currency fluctuations that affect operating cash flows are hedged as a policy. We view exposures on a consolidated basis and sell off or cover excess or short positions, using spot or forward contracts, which are entered into with commercial banks of good standing.

The operations of our subsidiaries are generally financed with equity and, to the extent necessary, with debt issued in our subsidiaries' respective functional currencies. Thus, we believe we do not have significant currency exposure related to our borrowings.

Interest Rates. A considerable percentage of our outstanding debt bears interest, which is typically variable in nature. We are exposed to interest rate risk primarily through our borrowing activities. We do not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. Therefore, an adverse change in the average interest rate from 7% to 8% on the portion of our debt bearing interest at variable rates would result in an annual increase in interest expense of approximately E 1.0 million at September 30, 2000 borrowing levels.

Effective for fiscal year 1999, we changed our reporting currency from Netherlands Guilders to Euros. Prior year balances have been restated based on the fixed exchange rate of E 1.00 to Nlg 2.20371. The comparative balances reported in Euros depict the same trends as would have been presented if we had continued to present balances in Netherlands Guilders. Balances for periods prior to January 1, 1999 are not comparable to the balances of other companies that report in Euros but restated amounts from a different currency than Netherlands Guilders due to the fixing of the exchange rate between the Euro and the currencies of participating countries.

                               Cautionary Factors

Some of the information in this report contains forward-looking statements within the meaning of the United States federal securities laws. These statements include, among others, statements regarding future expenditures, sufficiency of cash generated from operations, maintenance of majority interest in ASM Pacific Technology, business strategy, product development, product acceptance, market penetration, market demand, return on investment in new products, facility completion dates and product shipment dates, and any other non-historical information in this report. These statements may be found "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Market Risk Disclosure." Forward-looking statements typically are identified by use of terms such as "believe," "anticipate," "estimate," "expect," "intend," "plan," "will," "may" and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the matters discussed below.

OUR REVENUES AND OPERATING RESULTS FLUCTUATE DUE TO A VARIETY OF FACTORS, WHICH MAY RESULT IN VOLATILITY OR A DECREASE IN THE PRICE OF OUR COMMON SHARES. Our quarterly revenues and operating results have varied significantly due to a number of factors, including:

      - Cyclicality. The semiconductor industry is subject to sudden, extreme, cyclical variations in product supply and demand. In some cases, these cycles have lasted more than a year.

      - Production Capacity Constraints. We have experienced capacity constraints and expect to continue experiencing capacity constraints at our assembly and manufacturing facilities for the foreseeable future. We have recently completed a new plant in Malaysia and are expanding a plant in China. Both facilities serve our back-end operations. For our front-end businesses, we are considering expansion of our facilities and other alternatives to alleviate this issue, including increasing the percentage of outsourced activities to third parties. Our capacity will likely remain constrained over the next few quarters until we can bring new capacity on-line.

      - The Length and Variability of the Sales Cycle and Implementation Periods for Our Products. Our products are technologically complex. Customers often require a significant number of product presentations and demonstrations, in some instances evaluating equipment on site, before reaching a sufficient level of confidence in the product's performance and compatibility with the customer's requirements to place an order. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. The sales cycles of our products often last for many months or even years. The long sales cycle also subjects us to the risk of making expenditures for anticipated orders long into the future.

      - The Timing of Customer Orders, Cancellations and Shipments. The industry's long sales cycles and the complexity of our products subject us to risks involving customers' budgetary constraints, internal acceptance reviews and cancellations. Consequently, orders expected in one quarter could shift to another because of the timing of customers' purchase decisions.

      - Technological Changes. The semiconductor industry and the semiconductor equipment industry are subject to rapid technological change and frequent introductions of enhancements to existing products. Technological trends have had and will continue to have a significant impact on our business. Our results of operations and ability to remain competitive are largely based upon our ability to accurately anticipate customer and market requirements. Some competitors may be further along or better funded in their research and development of new technology.

      - Disruptions in Sources of Supply. We are currently outsourcing a substantial majority of the manufacturing of our front-end furnace and epitaxial reactors to a single supplier. If our contractor becomes unable to deliver products, we could have a disruption of our operations.

      - Competition. We face competition or potential competition from companies with greater resources than ours, and if we are unable to compete effectively with these companies, our ability to fund capital requirements and our market share may decline.

      - Exchange Rate Fluctuations. Our assets, liabilities and operating expenses and those of our subsidiaries are to a large extent denominated in the currency of the country where each entity is established. Our financial statements are expressed in Euros. The translation exposures that result from the inclusion of financial statements of our subsidiaries that are expressed in the currencies of those subsidiaries are not hedged. As a result, our operational results are exposed to fluctuations of various exchange rates versus the Euro.

WE DERIVE A SIGNIFICANT PERCENTAGE OF OUR REVENUE FROM SALES TO A SMALL NUMBER OF LARGE CUSTOMERS, AND IF WE ARE NOT ABLE TO RETAIN THESE CUSTOMERS, OR THEY RESCHEDULE, REDUCE OR CANCEL ORDERS, OUR REVENUES WOULD BE REDUCED AND OUR FINANCIAL RESULTS WOULD SUFFER.

WE DEPEND ON KEY PERSONNEL, ESPECIALLY MANAGEMENT AND TECHNICAL PERSONNEL, WHO MAY BE DIFFICULT TO ATTRACT AND RETAIN IN THE CURRENT MARKET WHERE COMPETITION FOR PERSONNEL IS INTENSE. OUR OPERATIONS COULD BE NEGATIVELY AFFECTED IF WE LOSE KEY EMPLOYEES OR ARE UNABLE TO ATTRACT AND RETAIN SKILLED EMPLOYEES. WE ARE CURRENTLY CONDUCTING A SEARCH FOR A CHIEF FINANCIAL OFFICER TO REPLACE OUR CURRENT CHIEF FINANCIAL OFFICER WHO WILL BE RETIRING IN FEBRUARY 2001.

WE ARE DEPENDENT UPON OUR WORLDWIDE SALES AND OPERATIONS; ECONOMIC, POLITICAL, MILITARY, REGULATORY, NATURAL DISASTER OR OTHER EVENTS IN A COUNTRY WHERE WE MAKE SIGNIFICANT SALES OR HAVE SIGNIFICANT OPERATIONS COULD INTERFERE WITH OUR SUCCESS OR OPERATIONS THERE AND HARM OUR BUSINESS.

OUR ABILITY TO COMPETE COULD BE JEOPARDIZED IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS FROM CHALLENGES BY THIRD PARTIES, PARTICULARLY IF OUR INTELLECTUAL PROPERTY RIGHTS ARE CHALLENGED UNDER THE LAW OF FOREIGN JURISDICTIONS WHICH DO NOT HAVE STRONG INTELLECTUAL PROPERTY RIGHTS LAWS. THESE TYPE OF CLAIMS COULD SERIOUSLY HARM OUR BUSINESS OR REQUIRE US TO INCUR SIGNIFICANT COSTS.

OUR OPERATIONS ARE SUBJECT TO ENVIRONMENTAL LAWS THAT MAY EXPOSE US TO LIABILITIES FOR NONCOMPLIANCE. WE ARE SUBJECT TO A VARIETY OF GOVERNMENTAL REGULATIONS RELATING TO THE USE, STORAGE, DISCHARGE, HANDLING, MANUFACTURE AND DISPOSAL OF THE TOXIC OR OTHER HAZARDOUS CHEMICAL BY-PRODUCTS OF, AND WATER USED IN, OUR MANUFACTURING PROCESSES.

OUR FUTURE NET INCOME AND CASH FLOW WILL BE AFFECTED BY OUR ABILITY TO APPLY OUR NET OPERATING LOSSES, WHICH TOTALED APPROXIMATELY E 275.0 MILLION FOR TAX REPORTING PURPOSES AS OF DECEMBER 31, 1999, AGAINST TAXABLE INCOME IN FUTURE PERIODS. AS OF SEPTEMBER 30, 2000, WE PAID E 0.2 MILLION IN TAXES. CHANGES
IN TAX LAWS IN THE JURISDICTIONS IN WHICH WE OPERATE MAY LIMIT OUR ABILITY TO UTILIZE OUR NET OPERATING LOSSES

ASM PACIFIC TECHNOLOGY IS A CONSOLIDATED SUBSIDIARY WHICH GENERATES A SIGNIFICANT PORTION OF OUR NET SALES, EARNINGS FROM OPERATIONS AND NET EARNINGS; ALTHOUGH WE CURRENTLY ARE A MAJORITY SHAREHOLDER, WE MAY NOT BE ABLE TO MAINTAIN OUR MAJORITY INTEREST, IN WHICH CASE THERE IS A SIGNIFICANT RISK THAT WE WOULD NO LONGER BE ABLE TO CONSOLIDATE ITS RESULTS OF OPERATIONS WITH OURS, WHICH WOULD HAVE A SIGNIFICANT

NEGATIVE EFFECT ON OUR CONSOLIDATED EARNINGS FROM OPERATIONS. ALTHOUGH WE ARE A MAJORITY SHAREHOLDER, ASM PACIFIC TECHNOLOGY IS NOT OBLIGATED TO PAY DIVIDENDS TO US AND MAY TAKE ACTIONS OR ENTER INTO TRANSACTIONS THAT ARE DETRIMENTAL TO US.

OUR AFFAIRS ARE GOVERNED BY OUR ARTICLES OF ASSOCIATION AND BY THE LAWS GOVERNING LIMITED LIABILITY COMPANIES FORMED IN THE NETHERLANDS. AS A RESULT, IT MAY BE DIFFICULT FOR INVESTORS TO SERVE PROCESS WITHIN THE UNITED STATES UPON US OR ENFORCE UNITED STATES COURT JUDGMENTS AGAINST US.


                                    Exhibits

There are no exhibits filed with this Form 6-K.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             ASM INTERNATIONAL N.V.


Date:  December 7, 2000                      By:   /s/ Arthur H. del Prado
                                                   -----------------------------
                                                   Arthur H. del Prado
                                                   President and CEO